FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 22, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PREPAYMENT OF CORPORATE NOTES

Buenos Aires, March 22, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that Petrobras Energía S.A.’s on this date it has prepaid the aggregate remaining principal plus interest accrued as of the date of payment, of Class K notes with a nominal value of US$ 286,262,000 due 2007 (“Class K”) and Class M notes with a nominal value of US$ 181,824,000 due 2007 (“Class M”), both issued under the US$2.5 billion Medium-Term Notes Program.

The repaid principal amounted to US$113,805,330.00 for Class K notes and US$72,285,160.00 for Class M notes.  These payments, in addition to those already made in February 2005 in the amount of US$90,872,000 for Class K and US$57,719,000 for Class M, total US$334,681,490. In all cases, the amount of principal repaid is related to the nominal value of debt issued.

Both Classes included a series of covenants which were fully complied with during the effective period. The notes in question were issued in October 2002 under the global process involving restructuring of the Company’s financial obligations carried out during said year.

The notes mentioned above were partially repaid with the Company’s own resources and with new financing operations, with improved terms: a reduced cost and a significant extension of the term with respect to that of the notes already repaid, allowing for better alignment of financial maturities with cash provided by our operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/22/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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